UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06

Singapore 138498

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Alex Hungate joining Grab as Chief Operating Officer

On January 4, 2022, Grab Holdings Limited announced that Alex Hungate has joined the company as Chief Operating Officer. The press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Grab strengthens leadership team with Alex Hungate as Chief Operating Officer, dated January 4, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED

Date: January 4, 2022	By:	/s/ Christopher Betts
Name: Christopher Betts
Title: General Counsel